SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Implements New Ticket Sales System

São Paulo, August 12, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”) and VRG Linhas Aéreas S.A. (“VRG”), announces that it implemented at GTA a new ticket sales system, New Skies, developed by Navitaire. The platform will replace GTA’s current system, Open Skies, and will improve the performance and quality of customer service, in addition to maximizing the Company’s distribution channels, particularly its Internet sales platform.

“GOL has always been committed to offering its customers innovative solutions. With New Skies, we’ll have the necessary technology to keep costs low while expanding services and continuing to grow the Company,” explains Wilson Maciel Ramos, GOL’s vice-president – planning and IT.

New Skies is a next generation system of distribution and sale and was specially designed for fast-growing airline companies that operate in the low-cost model. With this tool, the Company’s website (www.voegol.com.br) will offer more options for GTA’s customers, including a more functional ticket sales interface. For example, with the new system, after selecting a departure and arrival city, customers can now also refine the search by fare or date.

New Skies also offers additional features for GTA’s authorized travel agencies. Unlike the previous system, which provided one password per agency, the new platform allows individual profiles for each travel agent. GTA has trained over 7,000 travel agents on the New Skies system. Each agency can also designate an administrator, which allows the agency to manage all tickets issued by its registered agents. This ensures increased security of information submitted through the site.

“In addition to benefitting our customers, New Skies will also allow the Company to integrate its organization and planning areas,” adds Ramos.

Among New Skies’ benefits for GTA is its unlimited processing capacity due to the system’s architecture and data processing infrastructure.

Although this new system is based on the “ticketless” concept, it is able to process code-share and interline agreements with airlines that issue e-tickets.

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CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

IR	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A. GTA offers over 640 daily flights to 56 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 120 daily flights to 18 destinations in Brazil and South America. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith and N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.